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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      BUTTREY FOOD AND DRUG STORES COMPANY
                            (Name of Subject Company)


                      BUTTREY FOOD AND DRUG STORES COMPANY
                        (Name of Person Filing Statement)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                   124234 10 5
                      (CUSIP Number of Class of Securities)


                                Wayne S. Peterson
                      Buttrey Food and Drug Stores Company
                              601 6th Street, S.W.
                           Great Falls, Montana 59404
                                 (406) 761-3401

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications
                 on Behalf of the Person Filing this Statement)


                                   Copies to:
                            Cynthia M. Dunnett, Esq.
                              Ronn S. Davids, Esq.
                               Riordan & McKinzie
                             300 South Grand Avenue
                                   29th Floor
                          Los Angeles, California 90071
                                 (213) 629-4824



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                  This Amendment No. 4 to Solicitation/Recommendation Statement
on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on January 26, 1998 (the "Schedule 14D-9") by Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), with respect to the offer by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26,1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

                  Item 3 is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on August 26, 1998, a copy of which is filed as Exhibit 12 to the Schedule 14D-9.

                  Item 3(b)(2) is hereby amended and supplemented to add the following:

                                    Pursuant to an agreement, dated as of August
                           26, 1998, by and among Parent, Purchaser and the Company (a copy of which is filed as Exhibit 13 to the Schedule 14D-9), the parties agreed to extend the Expiration Date of the Offer to 12:00 midnight, New York City time, on September 30, 1998. In the event that all conditions to the Offer are satisfied on or before the day that is 10 business days prior to the Expiration Date, the Expiration Date will be changed to 12:00 midnight, New York City time, on the day that is 10 business days following the date on which Parent and Purchaser file with the Commission an amendment to the Schedule 14D-1 noting such change. Parent and Purchaser have agreed to file such amendment on or before the second business day following the day on which such conditions have been satisfied. In the event that Parent and Purchaser so change the Expiration Date, Parent and Purchaser shall, upon the filing with the Commission of the amendment to the Schedule 14D-1 noting such change, waive any and all rights either of them may have to further extend the Expiration Date, including any such right which may be provided by the Merger Agreement. Notice of such Schedule 14D-1 amendment will be given to the Company's stockholders promptly by press release and by a mailing thereto.

                                    In addition, pursuant to an agreement, dated
                           as of August 26, 1998, by and among Parent, Purchaser and the Majority Stockholder (a copy of which is filed as Exhibit 14 to the Schedule 14D-9), the parties amended the termination provision of the Tender Agreement such that all rights and obligations of the parties thereunder will terminate upon the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or Purchaser as a result of any failure of a condition to the Offer, provided, however, that the provisions of the Tender Agreement providing for the Stock Option will, under certain circumstances, not terminate until at least 60 days thereafter; (ii) the purchase of all of the Major Stockholder's Shares pursuant to the Offer or pursuant to the Stock Option; or (iii) September 30, 1998 (which date may be extended, under certain circumstances, to the date of termination of the Merger Agreement).

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

                  Item 9 is hereby amended to add the following:

                  12       Press Release of Parent, dated August 26, 1998.

                  13 Fourth Extension, Early Termination and Waiver Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Company.

                  14 Second Extension Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Major Stockholder.

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1998              BUTTREY FOOD AND DRUG STORES COMPANY


                                       By:      /s/ Wayne S. Peterson
                                                --------------------------------
                                                Name:    Wayne S. Peterson
                                                Title:   Chief Financial Officer



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                                INDEX TO EXHIBITS



      EXHIBIT
      NUMBER        EXHIBIT
      -------       -------
        12          Press Release of Parent, dated August 26, 1998.

        13 Fourth Extension, Early Termination and Waiver Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Company.

        14 Second Extension Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Major Stockholder.




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